EXHIBIT 99.10

PRESS RELEASE

Third quarter 2021 results

TotalEnergies benefits from favorable environment
leveraging leading position in LNG to generate

$4.8 billion adjusted net income and $8.4 billion cash flow

Paris, October 28, 2021 - The Board of Directors of TotalEnergies SE, meeting on October 27, 2021, under the Chairmanship of Chief Executive Officer Patrick Pouyanné, approved the Company's third quarter 2021 accounts. On the occasion, Patrick Pouyanné said:

"The global economic recovery, notably in Asia, drove all energy prices sharply higher in the third quarter due to the interconnection of energy systems. Gas prices in Asia and Europe, up more than 85% from the previous quarter, reached unprecedented levels, and oil prices gained 7%, continuing their steady year-long rise.

TotalEnergies reported adjusted net income of $4.8 billion, up 38% compared to the second quarter 2021, fully benefiting from its multi-energy model, and, particularly this quarter, from its position as a world leader in LNG. The Company generated cash flow (DACF) of $8.4 billion, up nearly 25% compared to the previous quarter, and adjusted EBITDA of $11.2 billion.

The integrated Gas Renewables & Power (iGRP) segment generated adjusted net income of $1.6 billion and cash flow of $1.7 billion, both new record highs, thanks to an outperformance of its trading activities, which leveraged its integrated worldwide LNG portfolio. The renewables and electricity activities continued to grow, with gross renewable electricity generation capacity reaching nearly 10 GW, thanks mainly to the addition of 1 GW during the quarter from India. The number of electricity customers grew to six million.

Exploration & Production, benefiting from a 2% production increase during the quarter, thanks to the evolution of OPEC+ quotas, and from higher Brent and natural gas prices, reported $2.7 billion of adjusted net operating income, up more than 20% from the previous quarter, and cash flow of $4.9 billion.

Downstream took advantage of petrochemical margins that remained high and of the improvement in refining margins in Europe, although impacted by the rise in energy costs. Marketing & Services confirmed its return to pre-crisis level results. The Downstream generated adjusted net operating income and cash flow that were up by approximately 10% over the quarter to $1 billion and $1.6 billion, respectively.

Maintaining discipline on investments, TotalEnergies reported net cash flow of $6.2 billion in the third quarter, covering the interim dividend of $2.1 billion and allowing it to continue to reduce its net debt, with gearing of 17.7% as of September 30, 2021. The return on equity was 12% over the past twelve months. Strong cash generation from oil and gas makes it possible to invest in profitable growth projects in renewables & electricity, and thus to build a sustainable multi-energy company, combining energy transition and shareholder returns.

The Board of Directors decided to distribute a third interim dividend for the 2021 financial year of €0.66/share and confirms the completion of $1.5 billion share repurchases in the fourth quarter 2021.”

(1)	Definition page 3.
(2)	Excluding leases.

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1.	Highlights(3)

•	Signed major agreements in Iraq covering investments in four projects (gas treatment for electricity generation, solar power, optimization of an existing field, seawater treatment) for the sustainable development of natural resources in the Basra area

Sustainability

•	TotalEnergies contributed to energy transition dialog in view of COP26 with the publication of "Energy Panorama" and "TotalEnergies Energy Outlook 2021"

•	Methane emissions: deployed innovative technology developed by Qnergy to significantly reduce methane emissions and partnered with GHGSat to monitor methane emissions at sea by satellite

•	CCS: Aramis partnership with Shell, EBN and Gasunie, for the development of CO2 transport infrastructure for storage in depleted gas fields in the Netherlands

Renewables and Electricity

•	Adani Green Energy Limited (TotalEnergies 20%) acquired SB Energy India's portfolio of 5 GW of renewable power generation capacity in operation and under construction in India

•	Offshore wind:

o	Submitted bid with Green Investment Group (GIG) and RIDG for a 2 GW project in Scotland and study of associated industrial-scale green hydrogen project

o	Associations with Simply Blue Group for floating wind development in the U.S., and with GIG and Qair for floating wind development in France

•	Corporate PPA:

o	Renewable electricity sales contract of 50 GWh/year over 15 years with Air Liquide in Belgium

o	Partnership with Amazon to supply its data centers with renewable electricity (474 MW), in Europe and the U.S.

•	Electric mobility:

o	Mercedes-Benz entered as an equal partner with TotalEnergies and Stellantis in Automotive Cell Company (ACC), targeting at least 120 GWh EV battery manufacturing capacity by 2030

o	Acquired a network of 1500 EV charging stations in Singapore

o	Obtained concession for Antwerp's EV public charging network

o	Partnered with China Three Gorges Corporation to develop more than 11,000 EV fast-charging stations in Hubei Province, China

•	Hydrogen:

o	Launched with other industrial players the world's largest fund dedicated to the development of carbon-free hydrogen infrastructure, with an investment target of €1.5 billion

o	Agreement with Air Liquide for the development of low-carbon hydrogen production in the Normandy industrial basin, backed by technologies such as CCS and electrolysis

Upstream

•	Launched the fourth development phase of the giant Mero field in Brazil

Downstream

•	Expanded Synova in Normandy to double TotalEnergies' recycled plastics production capacity

•	Partnered with Safran in the field of decarbonization of the aviation sector

(3)	Certain transactions referred to in the highlights are subject to approval by authorities or to conditions as per the agreements.

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2.	Key figures from TotalEnergies’ consolidated financial statements(4)

*	Average €-$ exchange rate: 1.1788 in the third quarter 2021 and 1.1962 in the first nine months 2021.

(4)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value; adjustment items are on page 16.
(5)	Adjusted EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) corresponds to the adjusted earnings before depreciation, depletion and impairment of tangible and intangible assets and mineral interests, income tax expense and cost of net debt, i.e. all operating income and contribution of equity affiliates to net income.
(6)	Effective tax rate = (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(7)	In accordance with IFRS rules, adjusted fully-diluted earnings per share is calculated from the adjusted net income less the interest on the perpetual subordinated bond
(8)	Organic investments = net investments excluding acquisitions, asset sales and other operations with non-controlling interests.
(9)	Net acquisitions = acquisitions – assets sales – other transactions with non-controlling interests (see page 17).
(10)	Net investments = organic investments + net acquisitions (see page 17).
(11)	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020). The inventory valuation effect is explained on page 19. The reconciliation table for different cash flow figures is on page 17.
(12)	DACF = debt adjusted cash flow, is defined as operating cash flow before working capital changes and financial charges

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3.	Key figures of environment, greenhouse gas emissions and production

3.1	Environment* – liquids and gas price realizations, refining margins

*	The indicators are shown on page 20
**	This indicator represents TotalEnergies’ average margin on variable cost for refining in Europe (equal to the difference between TotalEnergies European refined product sales and crude oil purchases with associated variable costs divided by volumes refined in tons) – 3Q21 data restated to reflect 2Q21 environment for energy costs.

The average LNG selling price increased by 38% this quarter compared to the previous quarter, benefiting on a lagged basis from the increase in the oil and gas price indexes on long-term contracts.

3.2	Greenhouse gas emissions(13)

*	Estimated emissions.

(13)	The six greenhouse gases in the Kyoto protocol, namely CO2, CH4, N2O, HFCs, PFCs and SF6, with their respective GWP (Global Warming Potential) as described in the 2007 IPCC report. HFCs, PFCs and SF6 are virtually absent from the Company’s emissions or are considered as non-material and are therefore not counted.
(14)	Scope 1+2 GHG emissions of operated oil & gas facilities are defined as the sum of direct emissions of greenhouse gases from sites or activities that are included in the scope of reporting (as defined in the Company’s 2020 Universal Registration Document) and indirect emissions attributable to brought-in energy (electricity, heat, steam), excluding purchased industrial gases (H2). They do not include facilities for power generation from renewable sources or natural gas, such as combined cycle natural gas power plants (CCGT) and sites with GHG emissions and activities of less than 30 kt CO2e/year.
(15)	Scope 3 GHG emissions are defined as the indirect emissions of greenhouse gases related to the use by customers of energy products sold for end-use, i.e. combustion of the products to obtain energy. A stoichiometric emission (oxidation of molecules to carbon dioxide) factor is applied to these sales to obtain an emission volume. The Company usually follows the oil & gas industry reporting guidelines published by IPIECA, which comply with the GHG Protocol methodologies. Only item 11 of Scope 3 (use of sold products), which is the most significant, is reported.
(16)	Scope 1+2+3 GHG emissions in Europe are defined as the sum of Scope 1+2 GHG emissions of facilities operated by the Company and indirect GHG emissions related to the use by customers of energy products sold for end-use (Scope 3) in the EU, Norway, United Kingdom and Switzerland.

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3.3	Production*

*	Company production = E&P production + iGRP production

Hydrocarbon production was 2,814 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2021, up 4% year-on-year, comprised of:

•	+6% due to project start-ups and ramp-ups, including North Russkoye in Russia and Iara in Brazil, and the resumption of production in Libya,
•	+5% due to the increase in gas demand and OPEC+ production quotas,
•	-1% due to the price effect,
•	-3% due to planned maintenance and unplanned downtime, notably in Norway (Snøhvit)
•	-3% due to natural decline of fields.

Hydrocarbon production was 2,814 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2021, up 2% quarter-on-quarter, due to the end of summer maintenance programs and the increase in OPEC+ production quotas.

For the first nine months of 2021 hydrocarbon production was 2,808 kboe/d, down 3% year-on-year, comprised of:

.

•	+3% due to project start-ups and ramp-ups, including North Russkoye in Russia, Iara in Brazil and Johan Sverdrup in Norway, and the resumption of production in Libya,
•	+2% due to the increase in gas demand, particularly in Norway, and OPEC+ production quotas,
•	-1% due to portfolio effect, in particular the disposals of assets in the United Kingdom and the CA1 block in Brunei,
•	-1% due to the price effect,
•	-3% due planned maintenance and unplanned downtime, notably in the United Kingdom and Norway (Snøhvit),
•	-3% due to natural decline of fields.

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4.	Analysis of business segments

4.1	Integrated Gas, Renewables & Power (iGRP)

4.1.1	Production and sales of Liquefied natural gas (LNG) and electricity

*	The Company’s equity production may be sold by TotalEnergies or by the joint ventures

Hydrocarbon production for LNG increased by 6% compared to the previous quarter, in particular due to the end of planned maintenance at Ichthys in Australia.

Total LNG sales increased sharply compared to 2020, up 24% for the quarter and 7% for the first nine months.

(1)	Includes 20% of Adani Green Energy Ltd gross capacity effective first quarter 2021.
(2)	End of period data.
(3)	Solar, wind, biogas, hydroelectric and combined-cycle gas turbine (CCGT) plants.
(4)	TotalEnergies share (% interest) of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization) in Renewables and Electricity affiliates, regardless of consolidation method.
*	2Q21 data corrected for estimated results of AGEL.

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Gross installed renewable power generation capacity grew to 9.5 GW at the end of the third quarter 2021, up 1.2 GW thanks in particular to the acquisition by AGEL (TotalEnergies 20%) during the quarter of the operating assets of SB Energy India's 5 GW renewable portfolio. Total gross capacity increased by 1 GW over the quarter to 42.7 GW, mainly due to the addition of a 1 GW solar power plant project in Iraq.

Net electricity generation stood at 4.7 TWh in the third quarter 2021, up 17% year-on-year, mainly due to strong growth in renewable electricity generation and the acquisition of four natural gas power plants (CCGT) in France and Spain in the fourth quarter 2020.

TotalEnergies’ Renewables and Electricity business adjusted EBITDA was $291 million in the third quarter 2021, a 4.6-fold increase over one year, driven by growing electricity production, particularly from renewables, and the number of gas and electricity customers.

4.1.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to lease contracts, excluding the impact of contracts recognized at fair value for the sector and including capital gains on the sale of renewable projects.
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for the iGRP segment was:

•	$1,608 million in the third quarter 2021, a 5.6-fold increase from a year ago, thanks to the increase in LNG prices and the strong performance of gas and electricity trading activities,
•	$3,484 million for the first nine months of 2021, an increase of 2.3-times compared to last year, for the same reasons.

Operating cash flow before working capital changes was:

•	$1,720 million in the third quarter 2021, an increase of 2.5-times compared to the third quarter 2020, thanks to the rise in LNG prices and the strong performance of gas and electricity trading activities,
•	$3,683 million for the first nine months of 2021, up 57% year-on-year, for the same reasons.

Cash flow from operations was -$463 million for the third quarter due to variations in margin calls related to hedging contracts in a context of highly volatile gas and electricity markets.

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4.2	Exploration & Production

4.2.1	Production

4.2.2	Results

*	Details on adjustment items are shown in the business segment information annex to financial statements.
**	Tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates - dividends received from investments - impairment of goodwill + tax on adjusted net operating income).
***	Excluding financial charges, except those related to leases.

Adjusted net operating income for Exploration & Production was:

•	$2,726 million in the third quarter 2021, more than three times higher than in the third quarter 2020, thanks to the sharp increase in oil and gas prices,
•	$6,914 million in the first nine months of 2021, more than five times higher than in the first nine months of 2020, for the same reasons.

Operating cash flow before working capital changes was $4,943 million in the third quarter 2021, up 87% year-on-year, and $13,029 million in the first nine months of 2021, up 85% year-on-year, in line with higher oil and gas prices.

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4.3	Downstream (Refining & Chemicals and Marketing & Services)

4.3.1	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases.

4.4	Refining & Chemicals

4.4.1	Refinery and petrochemicals throughput and utilization rates

*	Includes refineries in Africa reported in the Marketing & Services segment.
**	Based on distillation capacity at the beginning of the year, excluding Grandpuits (definitively shut down first quarter 2021) from 2021 and Lindsey refinery (divested) from second quarter 2021.

*	Olefins.
**	Based on olefins production from steamcrackers and their treatment capacity at the start of the year.

4.4.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.
**	Excluding financial charges, except those related to leases.

Adjusted net operating income for the Refining and Chemicals segment:

•	Increased sharply year-on-year to $602 million in the third quarter 2021, compared to -$88 million in the third quarter 2020. This increase is due to the strong performance of petrochemicals and European refining margins, which were negative in 2020 due to weak demand,
•	Increased by 56% year-on-year to $1,356 million in the first nine months of 2021, compared to $869 million, for the same reasons.

Operating cash flow before working capital changes increased year-on-year by 3.9-times in the third quarter 2021 to $934 million and by 9% in the first nine months of 2021 to $2,081 million.

4.5	Marketing & Services

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4.5.1	Petroleum product sales

*	Excludes trading and bulk refining sales

Sales of petroleum products grew by 7% year-on-year in the third quarter 2021, thanks to the improvement in the pandemic situation and the global economic rebound. This increase is supported notably by the recovery in network sales activity.

4.5.2	Results

*	Detail of adjustment items shown in the business segment information annex to financial statements.

**	Excluding financial charges, except those related to leases

Adjusted net operating income for the Marketing & Services sector was $438 million in the third quarter 2021 compared to $461 million a year earlier.

Operating cash flow before working capital changes was $677 million in the third quarter 2021 and $1,862 million in the first nine months of the year.

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5.	TotalEnergies results

5.1	Adjusted net operating income from business segments

Adjusted net operating income for the sectors was:

•	$5,374 million in the third quarter 2021, compared to $1,459 million a year earlier, due to higher oil and gas prices,

•	$12,893 million for the first nine months of 2021, compared to $4,580 million last year, for the same reason.

5.2	Adjusted net income (TotalEnergies share)

Adjusted net income (TotalEnergies share) was:

•	$4,769 million in the third quarter 2021 compared to $848 million a year earlier, due to higher oil and gas prices,

•	$11,235 million for the first nine months of 2021, compared to $2,755 million last year, for the same reason.

Adjusted net income excludes the after-tax inventory effect, special items and impact of changes in fair value(17).

Total net income adjustments(18) were -$124 million and include the capital loss of -$177 million on the disposal of TotalEnergies' interest in the Utica asset in the United States.

TotalEnergies' effective tax rate was 39.6% in the third quarter of 2021, compared to 34.3% in the previous quarter and 45.7% in the third quarter of 2020. The high rate in 2020 was due to a negative adjusted net operating income in Refining & Chemicals, which reduced the base for calculating the rate at the Company level.

5.3	Adjusted earnings per share

Adjusted fully-diluted earnings per share was:

•	$1.76 in the third quarter 2021, calculated based on 2,655 million weighted-average diluted shares, compared to $0.29 a year earlier,

•	$4.14 for the first nine months of 2021, calculated based on 2,648 million weighted-average diluted shares, compared to $0.97 a year earlier.

As of September 30, 2021, the number of fully-diluted shares was 2,660 million.

5.4	Acquisitions - asset sales

Acquisitions were:

•	$126 million in the third quarter 2021 and include notably a 10% increase in the Lapa block in Brazil,

•	$2,996 million in the first nine months of 2021 and include the item above as well as the acquisitions of a 20% interest for $2 billion in the renewable project developer in India, Adani Green Energy Limited, of Fonroche Biogaz in France and of the interest in the Yunlin wind project in Taiwan.

Asset sales were:

•	$1,084 million in the third quarter 2021 and includes notably the payment by GIP of more than $750 million as part of the tolling agreement for the infrastructure of the Gladstone LNG project in Australia,

•	$1,967 million in the first nine months of 2021, including the above item as well as the sale in France of a 50% interest in a portfolio of renewable projects with total capacity of 285 MW (100%), the sale of the 10% interest in onshore block OML 17 in Nigeria, a price supplement related to the sale of Block CA1 in Brunei, the sale of the Lindsey refinery in the United Kingdom, the sale of interests in the TBG pipeline in Brazil, the sale of shares in Clean Energy Fuels Corp., and the sale of interests in Tellurian Inc. in the United States.

(17)	Adjustment items shown on page 19.
(18)	Details shown on page 16 and in the appendix to the financial statements.

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5.5	Net cash flow

TotalEnergies’ net cash flow(19) was:

•	$6,205 million in the third quarter 2021 compared to $1,879 million a year ago, reflecting the $4.3 billion increase in operating cash flow before working capital changes and the slight decrease of $57 million in net investments to $1,855 million in the third quarter 2021,

•	$10,756 million in the first nine months of 2021 compared to $2,740 million in the same period a year ago, reflecting the $8.6 billion increase in operating cash flow before working capital changes, slightly offset by a $563 million increase in net investments to $9,022 million in the first nine months of 2021.

Cash flow from operations of $5,640 million for the quarter, compared to operating cash flow before working capital changes of $8,060 million, was negatively impacted for an amount of $2.1 billion by variations in margin calls related to hedging contracts in a context of highly volatile natural gas and electricity markets, as well as by a negative inventory effect of $1.2 billion and an increase in tax liabilities of $0.9 billion.

5.6	Profitability

The return on equity was 12.0% for the twelve months ended September 30, 2021.

The return on average capital employed was 10.0% for the twelve months ended September 30, 2021.

6.	TotalEnergies SE statutory accounts

Net income for TotalEnergies SE, the parent company, was €5,635 million for the first nine months of 2021 compared to €4,727 for the same period in 2020.

7.	2021 Sensitivities*

*	Sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. Sensitivities are estimates based on assumptions about TotalEnergies’ portfolio in 2021. Actual results could vary significantly from estimates based on the application of these sensitivities. The impact of the $-€ sensitivity on adjusted net operating income is essentially attributable to Refining & Chemicals. Please find the indicators detailed page 20.

**	In a 50 $/b Brent environment.

(19)	Net cash flow = operating cash flow before working capital changes - net investments (including other transactions with non-controlling interest).

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8.	Summary and outlook

The steady recovery in oil demand to pre-crisis levels, except for aviation fuel, led to nearly continuous price increases that reached $85/b in mid-October, close to a 7-year high. Controlled production increases from OPEC+, the continued draw-down of crude inventories and the strong investment discipline in oil & gas supported the increase. In addition, an increase in fuel demand from the aviation sector is beginning to materialize, also supporting high prices.

The increase in gas markets, which began in the first half of the year, accelerated considerably in the third quarter, reaching record levels in Europe and Asia. Barring an exceptionally mild winter, the low inventory level for gas and expected sustained demand are likely to keep gas prices in Europe and Asia at high levels until the second quarter 2022.

Given the outlook for OPEC+ quotas and seasonal gas demand in the fourth quarter of 2021, TotalEnergies expects fourth quarter 2021 hydrocarbon production to be in the range of 2.85-2.9 Mboe/d.

TotalEnergies anticipates that 2021 oil price increases will positively impact its average LNG selling price for the next six months, given the lag effect on price formulas. It is expected to be above $12/Mbtu in the fourth quarter 2021.

TotalEnergies maintains its cost discipline, with net investments expected to be close to $13 billion in 2021, including $3 billion dedicated to renewables and electricity.

The Company confirms its cash flow allocation priorities: investing in profitable projects to implement TotalEnergies' transformation strategy into a sustainable multi-energy company, linking the growth of its dividend to its underlying cash flow growth, maintaining a strong balance sheet and a long-term debt rating with a minimum "A" level by anchoring gearing below 20%, and allocating up to 40% of the surplus cash generated above $60/b to share buybacks.

* * * *

To listen to the conference call with CFO Jean-Pierre Sbraire today at 13:30 (Paris time) please log on to totalenergies.com or call +44 (0) 203 009 5709 in Europe or +1 646 787 1226 in the United States (code: 4496213).

The conference replay will be available on totalenergies.com after the event.

* * * *

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPress

Investor Relations: +44 (0)207 719 7962 | ir@totalenergies.com

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9.	Operating information by segment

9.1	Company’s production (Exploration & Production + iGRP)

9.2	Downstream (Refining & Chemicals and Marketing & Services)

*	Olefins, polymers

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9.3	Renewables

(1)	Includes 20% of gross capacity of Adani Green Energy Ltd effective first quarter 2021.
(2)	End-of-period data.

X	not specified, capacity < 0.2 GW

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10.	Adjustment items to net income (TotalEnergies share)

11.	Reconciliation of adjusted EBITDA with consolidated financial statements

11.1	Reconciliation of net income (TotalEnergies share) to adjusted EBITDA

11.2	Reconciliation of revenues from sales to adjusted EBITDA and net income (TotalEnergies share)

3Q21	2Q21	3Q20	3Q21 vs 3Q20	3Q19	3Q21 vs 3Q19	In millions of dollars	9M21	9M20	9M21 vs 9M20
						Adjusted items			
49,070	41,642	27,184	+81%	42,526	+15%	Revenues from sales	129,380	87,339	+48%
(32,574)	(27,108)	(16,942)	ns	(27,805)	ns	Purchases, net of inventory variation	(83,971)	(54,891)	ns
(6,548)	(6,708)	(5,399)	ns	(6,240)	ns	Other operating expenses	(20,124)	(18,384)	ns
(127)	(123)	(139)	ns	(96)	ns	Exploration costs	(417)	(393)	ns
195	138	310	-37%	167	+17%	Other income	749	1,130	-34%
(32)	(48)	(14)	ns	(69)	ns	Other expense, excluding amortization and impairment of intangible assets	(169)	(153)	ns
193	265	134	+44%	163	+18%	Other financial income	567	741	-23%
(140)	(131)	(165)	ns	(178)	ns	Other financial expense	(401)	(506)	ns
1,143	740	352	x3.2	521	x2.2	Net income (loss) from equity affiliates	2,403	1,021	x2.4
11,180	**8,667**	**5,321**	x2.1	**8,989**	+24%	**Adjusted EBITDA**	**28,017**	**15,904**	+76%
						Adjusted items			
(3,172)	(3,105)	(3,203)	ns	(3,987)	ns	Less: depreciation, depletion and impairment of tangible assets and mineral interests	(9,457)	(10,140)	ns
(85)	(94)	(101)	ns	(63)	ns	Less: amortization of intangible assets	(282)	(256)	ns
(454)	(501)	(549)	ns	(594)	ns	Less: financial interest on debt	(1,421)	(1,643)	ns
79	69	49	+61%	-	ns	Add: financial income and expense from cash & cash equivalents	235	36	x6.5
(2,674)	(1,485)	(684)	ns	(1,258)	ns	Less: income taxes	(5,605)	(1,174)	ns
(105)	(88)	15	ns	(70)	ns	Less: non-controlling interests	(252)	28	ns
(124)	(1,257)	(646)	ns	(217)	ns	Add: adjustment - TotalEnergies share	(1,040)	(10,888)	ns
4,645	**2,206**	**202**	x23	**2,800**	+66%	**Net income - TotalEnergies share**	**10,195**	**(8,133)**	ns

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12.	Investments - Divestments

*	Change in debt from renewable projects (TotalEnergies share and partner share).

13.	Cash-flow

*	Operating cash flow before working capital changes, is defined as cash flow from operating activities before changes in working capital at replacement cost, excluding the mark-to-market effect of iGRP’s contracts and including capital gain from renewable projects sale (effective first quarter 2020).

Historical data have been restated to cancel the impact of fair valuation of iGRP sector’s contracts.

**	Changes in working capital are presented excluding the mark-to-market effect of iGRP’s contracts.

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14.	Gearing ratio

*	Excludes leases receivables and leases debts

15.	Return on average capital employed

Twelve months ended September 30, 2021

Twelve months ended June 30, 2021

Twelve months ended September 30, 2020

*	At replacement cost (excluding after-tax inventory effect).

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Disclaimer:

The terms “TotalEnergies”, “TotalEnergies company” and “Company” in this document are used to designate TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate and independent legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities.

This press release presents the results for the third quarter of 2021 and first nine months of 2021 from the consolidated financial statements of TotalEnergies SE as of September 30, 2021. The limited review procedures by the Statutory Auditors are underway. The notes to the consolidated financial statements (unaudited) are available on the website totalenergies.com.

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business activities and industrial strategy of TotalEnergies. This document may also contain statements regarding the perspectives, objectives, areas of improvement and goals of TotalEnergies, including with respect to climate change and carbon neutrality (net zero emissions). An ambition expresses an outcome desired by TotalEnergies, it being specified that the means to be deployed do not depend solely on TotalEnergies. These forward-looking statements may generally be identified by the use of the future or conditional tense or forward-looking words such as “envisions”, “intends”, “anticipates”, “believes”, “considers”, “plans”, “expects”, “thinks”, “targets”, “aims” or similar terminology. Such forward-looking statements included in this document are based on economic data, estimates and assumptions prepared in a given economic, competitive and regulatory environment and considered to be reasonable by TotalEnergies as of the date of this document.

These forward-looking statements are not historical data and should not be interpreted as assurances that the perspectives, objectives or goals announced will be achieved. They may prove to be inaccurate in the future, and may evolve or be modified with a significant difference between the actual results and those initially estimated, due to the uncertainties notably related to the economic, financial, competitive and regulatory environment, or due to the occurrence of risk factors, such as, notably, the price fluctuations in crude oil and natural gas, the evolution of the demand and price of petroleum products, the changes in production results and reserves estimates, the ability to achieve cost reductions and operating efficiencies without unduly disrupting business operations, changes in laws and regulations including those related to the environment and climate, currency fluctuations, as well as economic and political developments, changes in market conditions, loss of market share and changes in consumer preferences, or pandemics such as the COVID-19 pandemic. Additionally, certain financial information is based on estimates particularly in the assessment of the recoverable value of assets and potential impairments of assets relating thereto.

Neither TotalEnergies nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. The information on risk factors that could have a significant adverse effect on TotalEnergies’ business, financial condition, including its operating income and cash flow, reputation, outlook or the value of financial instruments issued by TotalEnergies is provided in the most recent version of the Universal Registration Document which is filed by TotalEnergies SE with the French Autorité des Marchés Financiers and the annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TotalEnergies. In addition to IFRS measures, certain alternative performance indicators are presented, such as performance indicators excluding the adjustment items described below (adjusted operating income, adjusted net operating income, adjusted net income), return on equity (ROE), return on average capital employed (ROACE), gearing ratio, operating cash flow before working capital changes, the shareholder rate of return. These indicators are meant to facilitate the analysis of the financial performance of TotalEnergies and the comparison of income between periods. They allow investors to track the measures used internally to manage and measure the performance of TotalEnergies.

These adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as "special items" are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differentials between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as an adjustment item reflects, for some transactions, differences between internal measures of performance used by TotalEnergies’ management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

TotalEnergies, in its trading activities, enters into storage contracts, whose future effects are recorded at fair value in TotalEnergies’ internal economic performance. IFRS precludes recognition of this fair value effect.

Furthermore, TotalEnergies enters into derivative instruments to risk manage certain operational contracts or assets. Under IFRS, these derivatives are recorded at fair value while the underlying operational transactions are recorded as they occur. Internal indicators defer the fair value on derivatives to match with the transaction occurrence.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value.

Euro amounts presented for the fully adjusted-diluted earnings per share represent dollar amounts converted at the average euro-dollar (€-$) exchange rate for the applicable period and are not the result of financial statements prepared in euros.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this press release, such as “potential reserves” or “resources”, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in the Form 20-F of TotalEnergies, File N° 1-10888, available from us at 2, place Jean Millier – Arche Nord Coupole/Regnault - 92078 Paris-La Défense Cedex, France, or at our website totalenergies.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website sec.gov.

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